December 20, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Mangoceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 18, 2022
CIK No. 0001938046

Ladies and Gentlemen:

Mangoceuticals, Inc., a Texas corporation (the “Company”, “we”, “us” or “Mangoceuticals”), would like to thank you for your prompt review of the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted November 18, 2022 (the “Registration Statement”). We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) by letter dated December 8, 2022. In connection with these responses, we are submitting an Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 1

1. We note your revised disclosures in response to prior comment 3. Please remove statements on page 1 and elsewhere concerning the expectation that your formulation may deliver “fast acting results,” that it may have a “fast onset of action” and that it is not “expected to have any material side effects.” In this regard, efficacy and safety determinations are within the purview of FDA and furthermore, based on your disclosures, there is no clinical trial data involving your formulation nor any indication that a person has ever taken this formulation. You may indicate that the planned product employs a sublingual delivery mechanism because such mechanisms generally allow for a faster rate of drug absorption without indicating that your planned drug has or may have the designed effect. Also, remove or revise the statement on page 4 that claims such as “fast acting results” and “fast onset of action” are not efficacy claims.

RESPONSE: The Company has revised the disclosures in Amendment No. 2 to remove all references to “fast acting results,” “fast onset of action” and that our Mango ED product is not “expected to have any material side effects”, as well as similar language.

Office of Industrial Applications and Services

December 20, 2022

2. Your disclosure highlighting that Mango ED features ingredients contained in “FDA- approved drugs” suggests that this formulation is safe. To the extent that you highlight that your formulation contains ingredients found in FDA-approved drugs, please revise to provide equally prominent disclosure that these approvals do not mean that these ingredients will prove safe when combined into a single formulation to treat ED.

RESPONSE: The Company has revised the disclosures in Amendment No. 2 to clarify that just because the ingredients used in the Company’s Mango Ed product are FDA approved, that does not mean that these ingredients will prove safe when combined into a single formulation to treat ED.

Competition and Competitive Advantages, page 3

3. On page 3 you state that you are competing with companies which seek to sell Tadalafil in an oral disintegrating tablet. Please clarify whether other companies are currently selling oral disintegrating tables for ED, including ones containing Tadalafil. Additionally, please disclose whether your product formulation could be replicated by other companies.

RESPONSE: In Amendment No. 2, we have clarified that we are aware of other companies that are currently selling oral disintegrating tables for ED, including ones containing Tadalafil and clarified that our product formulation could be replicated by other companies. We have also included a new risk factor entitled “The main ingredients of our Mango ED product are publicly disclosed and separately our Mango ED product is being specially compounded for the customer by a pharmacist with a physician's prescription, and as a result, our Mango ED product formula can be replicated by other companies” describing the risks associated with the forgoing.

Regulatory Environment, page 3

4. On page 4, as well as page 51, you broadly cite “scientific literature” and “previous clinical studies” to support the performance of the planned Mango ED product. Please revise your Business section to identify and discuss the literature and clinical studies that you highlight in your Summary.

RESPONSE: We have revised Amendment No. 2 to reference the specific “scientific literature” and “previous clinical studies” that support the performance of our Mango ED product

Office of Industrial Applications and Services

December 20, 2022

5. We refer to your disclosure on page 4 concerning FDA objection to any promotional activities, including those involving testimonials and surrogates, absent substantial evidence derived from adequate and well-controlled clinical trials. Accordingly, please revise to clarify whether you will be able to legally conduct any promotional activities for Mango ED, including activities involving the use of testimonials and surrogates.

RESPONSE: We have revised the disclosure in Amendment No. 2 to clarify that while the FDA will object to any promotional activity (including through testimonials and surrogates) that is ‘false or misleading in any particular way, we believe we can legally conduct truthful and nonmisleading promotional activities – including activities involving the use of testimonials and surrogates – with more limited claims that do not require substantial evidence derived from adequate and well-controlled clinical trials. For example, we can market our Mango ED product based on claims that it employs a sublingual delivery mechanism, because such mechanisms generally allow for a faster rate of drug absorption, without indicating that our planned drug has or may have the designed effect.

6. Please explain your basis for stating that sublingual sildenafil “typically functions in a similar way as tadalafil” which is the primary ingredient in your planned Mango ED product.

RESPONSE: Note, we have removed the references to sublingual sildenafil in Amendment No. 2 and as such, believe there is no need to further explain such reference in the current draft.

Selected Risks Associated with Our Company, page 6

7. We note your revisions in response to prior comment 16 and refer to your website at https://www.mangorx.com/. Please tell us whether the testimonials and the performance claims listed below concerning your planned product meet the Section 503A conditions under which compounded human drug products are exempt from the FFDCA Act sections on FDA approval. We refer to the statements that Mango ED:

●	is “a fast-acting ED treatment;”
●	has “fast acting performance;”
●	“lasts up to 36 hours” and
●	“typically begins working in as little as 10 minutes.”

RESPONSE: While we believe that these claims do not implicate any of the conditions for qualifying for the exemptions under Section 503A — none of the 503A conditions pertain to marketing or promotion of compounded drugs, and we further note that the Supreme Court struck down the restrictions in Section 503A that pertained to promotional practices (See Thompson v. Western States Medical Center, 535 U.S. 357 (2002)), we have regardless revised and updated our website to remove statements that Mango ED: (a) is “a fast-acting ED treatment;” (b) has “fast acting performance;” (c) “lasts up to 36 hours” and (d) “typically begins working in as little as 10 minutes.”

Office of Industrial Applications and Services

December 20, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 46

8. We acknowledge your response to prior comment 18, and your revised disclosures.

Please further expand your disclosure to clarify your accounting policy for warrants issued as part of a unit. For example, warrants may be treated as equity classified instruments, or liability classified instruments that do not qualify for equity classification. You disclose throughout your document that you issued restricted common stock to certain managers and other related parties. Revise your critical accounting policy disclosure to address how you accounted for these shares, including how you determined their fair values. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

RESPONSE: We have updated the “Critical Accounting Policies and Estimates” section in Amendment No. 2 to expand our disclosure to clarify that the warrants included as part of the units which were sold were classified as equity instruments and to address how we accounted for shares issued to management, including how we determined their fair values thereof.

The Company will provide a response to the remainder of this comment once it has an estimated offering price or range, explaining how it determined the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

Business, page 47

9. On page 48, you provide a visual depiction of the evaluation and purchasing process. In the fifth step, you note that “the prescription is sent to our TX based partner pharmacy, Epiq Scripts, where it is filled and shipped.” On page 2, you state that “we initially plan to focus our sales in the 21 states where our related party pharmacy is licensed and where it is located, with the goal of eventually undertaking sales across all 50 states, pending licensing approvals of our related party pharmacy” (emphasis added). Please clarify whether Epiq Scripts is solely located in Texas, or whether it is located in each state or territory in which it receives licensure.

RESPONSE: We have clarified in Amendment No. 2 that although Epiq Scripts is physically located in Texas, it can ship products to customers in each state in which it holds licenses (currently 30 states), and have further removed the prior references to the Company only planning to focus on states where Epiq Scripts is ‘located’.

Unaudited Financial Statements, page F-13

10. Please tell us why you believe that the labels “Issuance of Common Stock for Cash” presented in your Statement of Changes in Stockholders’ deficit, and “Sales of common stock for cash” presented in your Statement of Cash Flows are appropriate, given that the transaction the amounts were raised in was a private placement unit offering. Please revise as appropriate.

RESPONSE: We have revised the references to “Issuance of Common Stock for Cash” presented in our Statement of Changes in Stockholders’ deficit, and “Sales of common stock for cash” presented in our Statement of Cash Flows to reference “Units” instead of “Common Stock.”

* * * * *

Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer